

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 18, 2007

Ms. Dorothea W. Krempein
Chief Financial Officer
Energytec, Inc.
4965 Preston Park Blvd., Suite 270 E
Plano, TX 75093

> **Re: Energytec, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 17, 2007**
> **Form 10-Q for the Quarterly Period Ended June 30, 2007**
> **Filed August 14, 2007**
> **Response letter dated August 31, 2007**
> **File No. 000-50072**

Dear Ms. Krempein:

We have reviewed your response letter and filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing your response, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1. If you determine it is necessary to file amended documents, please ensure you include the revised disclosures you propose to make in future filings, or revise those disclosures you acknowledge are not clear in their explanation as noted in your responses to comments 2, 3, 4, 7 and 11. Any amendments should also include revised disclosures you agreed to provide via discussions with our petroleum engineer.

Properties, page 21

Talco/Trix-Liz Field and Sulpher Bluff Field, page 22

2.   In your response to comment one from our letter dated August 20, 2007 you
        explain that for purposes of impairment testing, the unproved properties within
        Sulpher Bluff were combined with unproved properties in other fields. Please tell
        us and revise your accounting policy disclosure to explain at what level you
        perform impairment testing and determine depletion (i.e. well, field, area, etc).
        See paragraph 10 of SFAS 144, and paragraphs 28 of SFAS 19 for further
        guidance.

Notes to Consolidated Financial Statements, page F-8

Note 1 Summary of Significant Accounting Policies, page F-8

Method of Accounting for Oil and Gas Properties, page F-9

3.   Your response to comment five explains that you amortize capitalized exploratory
        drilling and development cost using the units-of-production method, on the basis
        of total units of proved oil and gas reserves, in accordance with paragraph 30 of
        SFAS 19. Please note that paragraph 35 of SFAS 19 requires capitalized
        exploratory drilling and development costs be amortized on the basis of proved
        developed reserves rather than total proved reserves. Please ensure your
        accounting policy disclosure is consistent with the guidance in paragraph 35 of
        SFAS 19; and if necessary, revise your financial statements to comply with such
        guidance.

4.   We note your response to comment six and your proposal to revise future filings
        to include a subtotal captioned 'Income (loss) from exploration and development',
        a separate line item for loss on sale of long lived assets, and a total captioned
        'Income (loss) from Operations'. At this time we are unable to agree with your
        proposal, and request that you revise your financial statements and disclosures to
        comply with the guidance in paragraph 45 of SFAS 144, and file amended
        documents to provide such revised information. As necessary, you may provide
        expanded disclosures to explain to readers the differences between your current
        and previous asset sales.

Asset Retirement Obligations, page F-16

5.   Your response to comment nine explains that the amount related to asset
        retirement obligations presented within the statements of cash flows for the year
        ended December 31, 2006 represents the change in the asset retirement obligation
        during the year. We note this presentation differs from your presentation in prior

years. Specifically, the amount presented for the year ended December 31, 2006 is net of dispositions and liabilities incurred, whereas, in prior years the amount presented within the statement of cash flows is the payment amount. Please tell us why you have changed the presentation for the year ended December 31, 2006, and explain to us where the dispositions and liabilities incurred in prior periods are recorded within the statements of cash flows.

Note 9 – Drilling Program, page F-27

6.   It appears from your response to comment 10 that the well sites sold were not specifically identified within the agreement, and that revenue from the sale of the well sites is deferred and recognized when the wells are drilled and completed. Please tell us the accounting literature you relied upon in concluding deferral of the revenue from the sale of the well sites was appropriate.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief